UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*
THE INTERNATIONAL WHITE TEA COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46060Q 10 2
(CUSIP Number)

Diane J. Harrison, Esq.
5836 So. Pecos Road, Las Vegas, Nevada 89120 702-948-6490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2003
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 46060Q 10 2

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
George Scalf
2. Check the Appropriate Box If a Group*
Inapplicable
3. SEC Use Only

4. Sources of Funds
PF
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
Inapplicable
6. Citizenship or Place or Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
1,285,848
8. Shared Voting Power
None
9. Sole Dispositive Power
1,285,848
10. Shared Dispositive Power
None
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,285,848
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Inapplicable
13. Percent of Class Represented by Amount in Row (11)
11.84%
14. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
865511 Ontario Limited
2. Check the Appropriate Box If a Group*
Inapplicable
3. SEC Use Only

4. Sources of Funds
00
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
Inapplicable
6. Citizenship or Place or Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
3,129,052
8. Shared Voting Power
None
9. Sole Dispositive Power
3,129,052
10. Shared Dispositive Power
None
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,129,052
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Inapplicable
13. Percent of Class Represented by Amount in Row (11)
28.82%
14. Type of Reporting Person (See Instructions)
CO

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
George Freedman
2. Check the Appropriate Box If a Group*
Inapplicable
3. SEC Use Only

4. Sources of Funds
PF, 00
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
Inapplicable
6. Citizenship or Place or Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
4,414,900
8. Shared Voting Power
None
9. Sole Dispositive Power
4,414,900
10. Shared Dispositive Power
None
11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,414,900
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Inapplicable
13. Percent of Class Represented by Amount in Row (11)
40.66%
14. Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0005 per share (the "Shares") of The International White Tea Company, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5836 So. Pecos Road, Las Vegas, Nevada 89120.

Item 2 Identity and Background

(a) This statement is being filed jointly by George Scalf, George Freedman, and 865511 Ontario Limited (the foregoing, collectively, the "reporting persons" and each, a "reporting person"). George Scalf is a majority shareholder in 865511 Ontario Limited.

(b) The business address of the reporting persons is c/o The International White Tea Company, 5836 So. Pecos Road, Las Vegas, Nevada 89120.

(c) Mr. George Scalf is an independent business consultant who will be joining the company in October of 2003. Mr. George Freedman is the Secretary and a Director of The International White Tea Company. 865511 Ontario Limited has Mr. George Scalf as its majority shareholder.

(d) During the last five (5) years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five (5) years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. George Freedman is a natural person of the United States of America. Mr. George Scalf and 865511 Ontario Limited are a Canadian citizen and a Canadian corporation respectively.

Item 3 Source and Amount of Funds or Other Consideration

The number of shares acquired by Mr. George Scalf, 1,285,848, were paid for by cash at the rate of $0.01 per share. The shares acquired by 865511 Ontario Limited 3,129,052, of which Mr. George Scalf is a majority shareholder, were issued for services to be performed by Mr. Scalf on behalf of the company. These services include, but are not limited to, the manufacture and distribution of a carbonated soda/tea beverage.

The number of shares acquired by Mr. George Freedman, 1,285,848, were paid for by cash at the rate of $0.01 per share. Additionally Mr. Freedman was issued 3,129,052 shares for services to be performed by Mr. Freedman on behalf of the company. These services include, but are not limited to, the manufacture and distribution of a carbonated soda/tea beverage and his services as the Secretary and a Director of the corporation.

Item 4 Purpose of the Transaction

The shares were acquired for investment purposes and to allow the reporting persons to have a substantial position in the company based on the services to be rendered to the company to create additional shareholder value. Other than described herein, the reporting persons have neither plans nor proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries

(d) any change in the present Board of Directors or management of the Issuer, other than the addition of Mr. George Scalf as an officer and director in October 2003;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

The following table provides information regarding the beneficial ownership of the Issuers common stock as of the date of this filing. The company has recently filed an 8-K reporting these changes.

	Shares Beneficially Owned
	Common Stock
Name of Beneficial Owner	Shares	Percentage
George Scalf	1,285,848	11.84%
865511 Ontario Limited	3,129,052	28.82%
George Freedman	4,414,900	40.66%

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None

Item 7 Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:	/s/ GEORGE SCALF
George Scalf

/s/ GEORGE GREEDMAN
George Freedman

865511 Ontario Limited
	by:	/s/ GEORGE SCALF
George Scalf